Phunware, Inc.

7800 Shoal Creek Boulevard #230 South

Austin, TX 78757

May 13, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin Kim, Staff Attorney

Re:	Phunware, Inc. Registration Statement on Form S-1 Filed February 5, 2019, as amended File No. 333-229524

Dear Mr. Kim:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Phunware, Inc. hereby requests acceleration of the effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on May 14, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Alan S. Knitowski
Chief Executive Officer

cc:	Barbara Jacobs, Assistant Director Alan S. Knitowski, CEO
Scott Murano, Wilson Sonsini Goodrich & Rosati Eric Hsu, Wilson Sonsini Goodrich & Rosati Mitzi Chang, Goodwin Procter Mark Schonberger, Goodwin Procter